

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

David Glazer
Chief Financial Officer
Palantir Technologies Inc.
1555 Blake Street; Suite 250
Denver, CO 80202

> **Re: Palantir Technologies Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 10-Q for the Interim Period Ended June 30, 2022**
> **File No. 001-39540**

Dear David Glazer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology